Exhibit (b)(1)

EXECUTION VERSION

[REDACTED] indicates that certain information in this Exhibit has been excluded because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Bank of Montreal	Royal Bank of Canada
BMO Capital Markets Corp.	RBC Capital Markets
[REDACTED]	[REDACTED]

January 8, 2023

CONFIDENTIAL

Nuvei Corporation

[REDACTED]

Attention: David Schwartz, Chief Financial Officer

Project Pinnacle Commitment Letter

Ladies and Gentlemen:

You have advised us that Nuvei Corporation, a corporation organized under the federal laws of Canada (“Holdings” and, together with the Borrowers (as defined in Annex A), “you”) intends to acquire (the “Acquisition”) through one of the Borrowers or its direct or indirect subsidiaries, all of the capital stock or all or substantially all of the assets of the company identified by you to us as “Pinnacle” (the “Target” and, together with its subsidiaries, the “Acquired Business”) pursuant to the Acquisition Agreement (as defined in Annex B), and to refinance in full (the “Refinancing”) the Acquired Business’s Credit Agreement dated as of June 25, 2021, as amended through the Closing Date, and to pay related transaction fees and expenses. The principal obligors under the Revolving Credit Facility (as defined below), after giving effect to all transactions entered into in connection with the Acquisition, will be the Borrowers.

You have informed us that the Acquisition, the Refinancing and the related transaction fees and expenses will be financed from the following sources:

(a)	Up to $285.0 million of borrowings of revolving loans under the Existing Credit Agreement (as defined below) (the “Existing Revolver Borrowings”).

(b)	$600.0 million under a senior secured pari passu first lien reducing revolving credit facility (the “Revolving Credit Facility”); and

(c)

cash on hand of Holdings and its subsidiaries and of the Target, collectively, in an aggregate amount of not less than the remaining cash consideration balance required to be paid under the Acquisition Agreement (the “Available Cash”).

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The Acquisition, the entering into and funding of the Revolving Credit Facility, the funding of the Existing Revolver Borrowings, the application of the Available Cash, the payment of all related fees and expenses and all related transactions are hereinafter collectively referred to as the “Transactions.”

This letter and the Annexes A and B attached hereto (such Annexes are collectively referred to herein as the “Term Sheet”) are collectively referred to as the “Commitment Letter” and, together with the Fee Letter delivered in connection herewith (the “Fee Letter”), the “Commitment Documents.” “Closing Date” shall mean the date on which the final Credit Documentation (as defined in Annex B) is executed by all parties and all conditions to the initial borrowing thereunder have been met. Capitalized terms used but not defined in the Commitment Documents shall have the meanings assigned to them in the Term Sheets.

1. Commitments: Titles and Roles.

We are pleased to advise you that Bank of Montreal (“Bank of Montreal”) agrees to act, and you hereby appoint Bank of Montreal to act as administrative agent and collateral agent (in such capacities, the “Administrative Agent”) for the Lenders (as defined below).

In connection with the foregoing, (i) Bank of Montreal hereby commits to provide on a several, but not joint, basis 50% of the aggregate principal amount of the Revolving Credit Facility and (ii) Royal Bank of Canada (“RBC” and, together with Bank of Montreal, the “Initial Lenders”) hereby commits to provide on a several, but not joint, basis 50% of the aggregate principal amount of the Revolving Credit Facility, in each case upon the terms set forth in this Commitment Letter and subject solely to the conditions set forth in Annex B attached hereto.

BMO Capital Markets Corp. (“BMO Capital Markets” and together with Bank of Montreal, “BMO”), will act, and you hereby appoint BMO Capital Markets to act, as Joint Lead Arranger and Joint Book Runner for the Revolving Credit Facility, along with RBC Capital Markets1 (“RBCCM” and, together with BMOCM, the “Lead Arrangers”; the Lead Arrangers together with the Initial Lenders, the “Commitment Parties”, “we” or “us”). In addition, BMO Capital Markets shall have “left side” designation and shall appear on the top left of any Information (as defined below) for the Revolving Credit Facility and all other offering or marketing materials in respect of the Revolving Credit Facility. Except as set forth below, you agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Commitment Documents (as defined below)) will be paid in connection with the Revolving Credit Facility unless you and the Lead Arrangers shall so agree. The Lead Arrangers intend, and reserve the right, to syndicate all or a portion of the Revolving Credit Facility to additional Lenders as more fully described below.

Notwithstanding the foregoing, you may, on or prior to the date which is 20 business days after the date of this Commitment Letter, appoint up to six additional agents, co-agents, lead arrangers, bookrunners, managers or arrangers (any such agent, co-agent, lead arranger, bookrunner, manager or arranger, an “Additional Agent”) or confer other titles in respect of the Revolving Credit Facility in a manner and with economics determined by you in consultation with the Lead Arrangers and reasonably acceptable to you and each Lead Arranger (it being understood that, (x) each such Additional Agent (or its affiliate) shall assume a proportion of the commitments with respect to the Revolving Credit Facility that is equal to the proportion

[1]	RBC Capital Markets is the brand name for the capital markets activities of Royal Bank of Canada.

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of the economics allocated to such Additional Agent (or its affiliates) and (y) to the extent you appoint Additional Agents or confer other titles in respect of the Revolving Credit Facility, the economics allocated to, and the commitment amounts of, the relevant initial lenders in respect of the Revolving Credit Facility will be determined in the manner set forth in the Fee Letter based on the commitment amount of, such Additional Agent (or its affiliate), in each case upon the execution and delivery by such Additional Agent of customary joinder documentation acceptable to you and each Lead Arranger and, thereafter, each such Additional Agent shall constitute a “Commitment Party,” and/or “Lead Arranger”, as applicable, under the Commitment Documents); provided that, after giving effect to any and all such appointments, each Lead Arranger shall retain not less than 33.33% of the aggregate economics in respect of the Revolving Credit Facility under the Fee Letter and no Additional Agent shall receive a percentage of the economics under the Fee Letter greater than that received by such Lead Arranger.

2. Conditions Precedent.

The Commitment Parties’ commitments and agreements and the initial funding of the Revolving Credit Facility on the Closing Date are subject only to the conditions set forth in Annex B. Those matters not covered by the provisions of the Commitment Documents shall be subject to the mutual agreement of the parties.

Notwithstanding anything in this Commitment Letter to the contrary, (a) the only representations the making and accuracy of which will be a condition to the availability of the Revolving Credit Facility on the Closing Date will be (i) the representations made by or on behalf of the Acquired Business in the Acquisition Agreement (but only to the extent that Holdings or its affiliates have the right to terminate their obligations under the Acquisition Agreement or to decline to consummate the Acquisition as a result of a failure of such representations in the Acquisition Agreement to be true and correct) (the “Specified Acquisition Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Credit Documentation (as defined in Annex B) will be such that they do not impair the availability of the Revolving Credit Facility on the Closing Date if the conditions set forth herein and in Annex B hereto are satisfied (it being understood that (I) to the extent any security interest in the intended collateral (other than any collateral the security interest in which may be perfected by (A) the filing of a UCC financing statement or equivalent filings in other jurisdictions, the filing of intellectual property security agreements with the United States Patent and Trademark Office and the United States Copyright Office or (B) the delivery of stock certificates or equivalent instruments, if any, representing equity interests of each of the Acquired Business entities that will be required to become Guarantors under the Term Sheet, together with stock powers or equivalent instruments of transfer executed in blank, to the extent (x) possession of such certificates, powers and instruments perfects a security interest therein and (y) solely to the extent such stock certificates have been received from the Target after your use of commercially reasonable efforts to do so) is not perfected on the Closing Date after your use of commercially reasonable efforts to do so, the perfection of such security interest(s) will not constitute a condition precedent to the availability of the Revolving Credit Facility on the Closing Date but such security interest(s) will be required to be perfected within 90 days (provided that the stock certificates and related powers and equivalent instruments of such Guarantors shall be delivered within ten (10) business days after the Closing Date), or such longer period as the Lead Arrangers may reasonably agree in their discretion, after the Closing Date pursuant to arrangements to be mutually agreed by the Lead Arrangers and the Borrowers and (II) nothing in the preceding clause (a) will be construed to limit the applicability of the individual conditions set forth herein or in Annex B). As used herein, “Specified Representations” means representations and warranties relating to due organization, corporate power and authority as they relate to execution, delivery and performance of

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the Credit Documentation, the due authorization, execution, delivery and enforceability of the Credit Documentation, the Credit Documentation not conflicting with charter documents, solvency of Holdings and its subsidiaries on a consolidated basis as of the Closing Date after giving effect to the Transactions (in form and scope consistent with the solvency certificate to be delivered pursuant to paragraph 8 of Annex B), use of proceeds not violating FCPA, OFAC and applicable sanctions, anti-terrorism, anti-corruption and anti-money laundering laws, Federal Reserve margin regulations; the Investment Company Act, and subject to the limitations on perfection of security interests set forth in the preceding sentence, creation, validity, priority and perfection of security interests granted in the proposed collateral. This paragraph is referred to as the “Certain Funds Provision”.

As consideration for the commitments of the Initial Lenders hereunder and the agreement of each Commitment Party to perform the services described herein, you agree to pay or to cause to be paid the fees described in the Commitment Documents.

3. Syndication.

As noted above, we intend to syndicate all or a portion of the Commitment Parties’ commitments hereunder in respect of the Revolving Credit Facility, prior to or after the execution of definitive documentation in respect of such facility, to affiliates of the Commitment Parties and/or a group of banks, financial institutions and other entities identified by the Lead Arrangers in consultation with you (together with the Initial Lenders, the “Lenders”), with respect to both the identity of such Lender and the amount of such Lender’s commitments. You understand and agree that we intend to commence syndication efforts promptly after your execution and delivery of this letter. Notwithstanding the Lead Arrangers’ right to syndicate the Revolving Credit Facility and receive commitments with respect thereto, it is agreed that (a) any syndication of, or receipt of commitments in respect of, all or any portion of a Commitment Party’s commitments hereunder prior to the initial funding under the Revolving Credit Facility shall not be a condition to such Commitment Party’s commitments nor reduce such Commitment Party’s commitments hereunder with respect to the Revolving Credit Facility (provided, however, that, notwithstanding the foregoing, assignments of a Commitment Party’s commitments, which are effective simultaneously with the funding of such commitments by the assignee, shall be permitted), (b) notwithstanding any assignment or other transfer by a Commitment Party, prior to the Closing Date, no Commitment Party shall be relieved, released or novated from its obligations hereunder (including its obligation to fund its applicable percentage of the Revolving Credit Facility) in connection with any syndication, assignment or other transfer except in accordance with this Commitment Letter and (c) unless you otherwise agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications and amendments, until the Closing Date. You agree that we will, in consultation with you, manage all aspects of the arrangement and syndication of the Revolving Credit Facility, including decisions as to the selection of institutions to be approached, when they will be approached, when their commitments will be accepted, the allocation of the aggregate commitment among the Lenders, the awarding of titles and the distribution of compensation among the Lenders; provided that we shall not syndicate the Revolving Credit Facility to any person or institution identified by you to us in writing prior to the date hereof. In addition, you agree that each Initial Lender may at any time assign all or any portion of its commitments to one or more of its affiliates, including for purposes hereof funds administered or managed by such Initial Lender or its affiliates (and such Initial Lender shall be released from its obligations under its commitments to the extent of any such assignment).

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You agree to actively assist us, and agree to use commercially reasonable efforts to obtain contractual undertakings from the Target to actively assist us, in forming the syndicate of Lenders that is reasonably satisfactory to us and you until the date that is the earlier of (i) a Successful Syndication (as defined in the Fee Letter) and (ii) 30 days after the Closing Date (such period, the “Syndication Period”). During the Syndication Period, such assistance shall include, without limitation: (i) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in the syndication of the Revolving Credit Facility, including the delivery of customary and other reasonably available financial and other information requested by us for inclusion in such memorandum and materials (collectively, the “Marketing Materials”), (ii) providing us with all financial and other information (including financial estimates, financial models, forecasts and other forward-looking information, the “Projections”), prepared by you or your advisors relating to you, the Target, your and their respective subsidiaries and the transactions described herein, all as reasonably requested by us, including a business plan for fiscal years 2023 through 2027, and updated as may be reasonably requested by us through the closing of the Revolving Credit Facility, it being understood by you that we shall be relying on such information and Projections in syndicating and arranging the Revolving Credit Facility, (iii) the presentation of one or more information packages acceptable in format and content to each Lead Arranger (collectively, the “Lender Presentation”) in meetings and other communications with prospective Lenders or agents in connection with the syndication of the Revolving Credit Facility, as applicable, (including, without limitation, direct contact between and meetings with senior management and representatives, with appropriate seniority and expertise, of Holdings and the use of commercially reasonable efforts to ensure direct contact between and meetings with senior management and representatives, with appropriate seniority and expertise, of the Acquired Business), (iv) using commercially reasonable efforts to ensure that the syndication benefits from the existing lending relationships of Holdings and, to the extent practical and appropriate, the Borrowers and the Acquired Business, (v) hosting, with us, one or more meetings with prospective Lenders under each of the Revolving Credit Facility at reasonable times, dates and locations to be mutually agreed upon (and using your commercially reasonable efforts to cause the senior management of the Acquired Business to be available for such meetings), (vi) providing us with copies of all due diligence reports or summaries available to you and prepared in connection with the Acquisition by legal, insurance, tax, accounting or other advisors, each subject to the delivery by us to you of customary non-disclosure agreements as shall be reasonably requested, (vii) prior to the Closing Date, delivering to us for posting to the proposed syndicate of Lenders a copy of the credit agreement in respect of the Revolving Credit Facility in the form agreed by us and the Borrowers and (viii) promptly providing us with any other information reasonably requested by us to successfully complete the syndication. In addition, you will use commercially reasonable efforts to obtain prior to the launch of the primary syndication, at your expense, (i) a public corporate credit rating from S&P Global Ratings, a division of S&P Global Inc. (“S&P”), (ii) a public corporate family rating from Moody’s Investors Service (“Moody’s”) and (ii) a public credit rating from each of S&P and Moody’s for the Revolving Credit Facility. You will be solely responsible for the contents of the Marketing Materials and all other written information, documentation or materials delivered to any Commitment Party in connection therewith (collectively, the “Information”) and acknowledges that each Commitment Party will be using and relying upon the Information without independent verification thereof. For the avoidance of doubt, (1) you will not be required to provide any information (x) to the extent that the provision thereof would violate any attorney-client privilege, fiduciary duty, law, rule or regulation, or any obligation of confidentiality owed to a third party (not created in contemplation hereof) binding on Holdings, the Borrowers or the Acquired Business or respective affiliates (provided that in the case of any confidentiality obligation, you shall notify us if any such information that we have specifically identified and requested is being withheld as a result of any such obligation of confidentiality), or (y) that consists of non-financial trade secrets or non-financial proprietary information of you or the Acquired Business or that the

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Acquired Business is not required to provide pursuant to you, and (2) your commercially reasonable efforts to cause the Target or its management to do or assist with any of the provisions of this paragraph shall not include actions or assistance to the extent the same would be in contravention of the Acquisition Agreement. You agree that Information regarding the Revolving Credit Facility and Information provided by Holdings, the Borrowers, the Acquired Business or their respective representatives to a Commitment Party in connection with the Revolving Credit Facility (including, without limitation, draft and execution versions of the Credit Documentation, the Marketing Materials and the Lender Presentation) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Revolving Credit Facility or otherwise, in accordance with BMOCM’s standard syndication practices, and you acknowledge that neither Lead Arranger nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform.

Notwithstanding anything to the contrary contained in the Commitment Documents, (a) none of the assistance set forth in the immediately preceding paragraph shall constitute a condition to the commitments hereunder or the funding of the Revolving Credit Facility on the Closing Date and (b) neither the commencement nor the completion of the syndication of Revolving Credit Facility shall constitute a condition to the availability of the Revolving Credit Facility on the Closing Date or at any time thereafter.

To facilitate an orderly and successful syndication of the Revolving Credit Facility, you agree that during the Syndication Period you and the Borrowers will not, and you will use commercially reasonable efforts to obtain contractual undertakings from the Target that it will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions (other than with either or both of BMOCM and RBCCM) concerning the syndication or issuance of, any debt facility or any debt security of the Acquired Business or the Borrowers or any of their respective subsidiaries or affiliates (other than the Revolving Credit Facility, the Existing Credit Agreement, ordinary course working capital and revolving facilities, ordinary course capital lease, purchase money and equipment financings and other indebtedness contemplated hereby to remain outstanding after the Closing Date), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of each Lead Arranger. You acknowledge and agree to the disclosure by us, after the execution of the Credit Documentation of information related to the Revolving Credit Facility to “Gold Sheets” and other similar trade publications, and to our publication of tombstones and similar advertising materials relating to the Revolving Credit Facility. The information disclosed shall consist of deal terms and other information customarily found in such publications, tombstones and advertising materials.

You acknowledge that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to Holdings, the Borrowers, the Target or their respective affiliates or any of its or their respective securities) (each, a “Public Lender”). At the request of either Lead Arranger, you agree to prepare an additional version of the Marketing Materials for the Revolving Credit Facility, the Lender Presentation and other information materials to be used by Public Lenders that do not contain material non-public information concerning Holdings, the Borrowers, the Target or their respective affiliates or securities. It is understood that in connection with your assistance described above, you will provide, and cause all other applicable persons to provide, authorization letters to the Lead Arrangers authorizing the distribution of the Information to prospective Lenders, containing a representation to each Lead Arranger that the public-side version does not include material non-public information about Holdings, the Borrowers, the Target or their respective affiliates or its or their respective securities. In

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addition, you will clearly designate as such all Information provided to a Commitment Party by or on behalf of Holdings, the Borrowers or the Acquired Business that is suitable to make available to Public Lenders. You acknowledge and agree that the following documents may be distributed to Public Lenders: (a) drafts and final versions of the Credit Documentation; (b) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Revolving Credit Facility. You agree that information materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain material non-public information.

The Parties acknowledge that compliance with this paragraph 3 will not be a condition to or restrict funding if not complied with by you.

4. Information.

You represent and warrant that (to your knowledge after reasonable inquiry with respect to any information related to the Acquired Business provided prior to the Closing Date) (i) all Information (other than Projections) provided directly or indirectly by Holdings, the Borrowers or the Acquired Business to the Lead Arrangers or the Lenders in connection with the Transactions when furnished is and will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the Projections that have been or will be made available to the Lead Arrangers or the Lenders by or on behalf of Holdings, the Borrowers or the Acquired Business when furnished have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time such Projections are furnished to the Lead Arrangers or the Lenders, it being understood and agreed that Projections are not a guarantee of financial performance and actual results may differ from Projections and such differences may be material. You agree that if at any time during the Syndication Period, any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations and warranties will be true and correct under those circumstances. You agree that upon the written request of either Lead Arranger during the Syndication Period, you will provide updated Projections and will respond to requests for updated information; provided that no information in such updates shall affect the availability of the financing on the Closing Date absent a failure in the conditions set forth in Section 2 or Annex B. In issuing this commitment and in arranging and syndicating each of the Revolving Credit Facility, each Commitment Party is and will be using and relying on the Information and the Projections without independent verification thereof.

5. Indemnification and Related Matters.

You agree, whether or not the transactions contemplated hereby are closed, to indemnify and hold harmless each Commitment Party, its affiliates, and each of their respective directors, officers, shareholders, partners, employees, agents, advisors, legal counsel, consultants, controlling persons and other representatives and the successors and assigns of each of the foregoing (collectively, the “Indemnified Parties”) from and against (and will reimburse each Indemnified Party as the same are incurred (or, in the case of expenses of external counsel, within thirty days of demand)) any and all claims and documented out-of-pocket losses, damages, costs, expenses (including, without limitation, the reasonable and documented or invoiced out-of-pocket legal expenses of one firm of external counsel for all such Indemnified Parties, taken

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as a whole and, if necessary, of a single local external counsel in each appropriate jurisdiction (which may include a single special external counsel acting in multiple jurisdictions) for all such Indemnified Parties, taken as a whole, and of a single regulatory counsel (and, in the case of an actual conflict of interest where the Indemnified Party affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnified Party)) and liabilities (collectively, such losses, claims, damages, costs, expenses and liabilities “indemnified liabilities”) to which any of them may become subject, insofar as such indemnified liabilities (or actions, suits, or proceedings, including any inquiry or investigation or claim, in respect thereof) arise out of, in any way relate to, or result from a claim in respect of, the Commitment Documents, the financing contemplated hereby, or the transactions to be financed (whether or not any Indemnified Party is a party to any action or proceeding out of which any such indemnified liabilities arise and whether or not any action or proceeding out of which any such indemnified liabilities arise are brought by you, your equity holders, affiliates, creditors, the Borrowers, the Target or any other third person), and to reimburse each Indemnified Party upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that you shall not be obligated to indemnify, hold harmless or reimburse any Indemnified Party for any indemnified liabilities to the extent that the same are determined in a final judgment by a court of competent jurisdiction (a) to have resulted from the gross negligence or willful misconduct of such Indemnified Party, (b) to have resulted from any material breach of such Indemnified Party’s obligations under this Commitment Letter (including the Annexes) or (c) to have arisen from any claims solely amongst Indemnified Parties other than (i) claims against a Commitment Party in its capacity as such or in fulfilling its role as an Administrative Agent, Lead Arranger, Bookrunner, Syndication Agent or any other similar role under the Revolving Credit Facility and (ii) claims arising out of any act or omission on the part of you, the Borrowers, the Target or your or their respective subsidiaries. Whether or not the Closing Date occurs, you also agree to reimburse us for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of one external counsel to the Lead Arrangers, of a single regulatory counsel and of a single local counsel to the Lead Arrangers in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) and of such other external counsel retained with your prior written consent (such consent not to be unreasonably withheld or delayed)) incurred in connection with the Transactions, the Revolving Credit Facility and the syndication and administration thereof (including, without limitation, all such costs and expenses incurred in connection with the preparation, negotiation, execution and delivery of the Commitment Documents and the definitive financing documentation for the Revolving Credit Facility and in performing due diligence related to the Revolving Credit Facility) and the other transactions contemplated hereby. Such costs and expenses shall include, without limitation, costs and expenses incurred in connection with the establishment and maintenance of an internet site to be used in the syndication of the Revolving Credit Facility.

Notwithstanding any other provision of this Commitment Letter, (i) no Commitment Party, its affiliates, or any of their respective directors, officers, shareholders, partners, employees, agents, advisors, legal counsel, consultants, controlling persons and other representatives and the successors and assigns of each of the foregoing (collectively, the “Covered Parties”) shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages are found by a final judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Covered Party and (ii) without limiting the indemnification and reimbursement obligations set forth above, none of us, you, the Borrowers or any Covered Party shall be liable for any indirect, special, punitive, exemplary or consequential damages (including, without limitation, any loss of

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profits, business or anticipated savings) in connection with the Commitment Documents, the Transactions (including the Revolving Credit Facility and the use of proceeds thereunder), or with respect to any activities related to the Revolving Credit Facility, including the preparation of the Commitment Documents and the Credit Documentation; provided that nothing contained in this sentence shall limit your indemnification obligations to the extent set forth hereinabove to the extent such indirect, special, punitive, exemplary or consequential damages are included in any third party claim in connection with which such indemnified person is entitled to indemnification hereunder.

You shall not be liable for any settlement of any proceeding effected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction for the plaintiff in any such proceeding, in each case, you agree to indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 5.

You shall not, without the prior written consent of any Indemnified Party (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party in form and substance reasonably satisfactory to such Indemnified Party from all liability or claims that are the subject matter of such proceedings and (ii) does not include any statement as to or any admission by or on behalf of any Indemnified Party.

6. Confidentiality.

Please note that the Commitment Documents and any written communications provided by, or oral discussions with, any Commitment Party in connection with this arrangement are exclusively for your information and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent except, after providing written notice to the Lead Arrangers, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (i) the Commitment Documents and such communications and discussions to your and the Borrowers’ officers, directors, employees, agents and advisors who are directly involved in the consideration of the Revolving Credit Facility and who have been informed by you of the confidential nature of such advice and the Commitment Documents and who have agreed to treat such information confidentially, (ii) this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein, except to the extent that portions thereof have been redacted in a manner reasonably acceptable to the Lead Arrangers) to the Target to the extent you notify the Target of its obligations to keep such material confidential, and to the Target’s respective officers, directors, agents and advisors who are directly involved in the consideration of the Revolving Credit Facility to the extent such persons agree to hold the same in confidence, (iii) the Commitment Documents as required by applicable law or compulsory legal process after written notice to the Lead Arrangers, including to the extent required under applicable securities laws or by the United States Securities and Exchange Commission or the securities commissions or other securities regulatory authorities in the provinces and territories of Canada (collectively, the “Canadian Securities Commissions”), (iv) this Commitment Letter and its contents (but not the Fee Letter), in any syndication or other marketing materials in connection with the Revolving Credit Facility, (v) the aggregate fee amount contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to the Transactions to the extent

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customary or required in offering and marketing materials for the Revolving Credit Facility, (vi) any such confidential information to the extent that such information becomes publicly available other than by reason of disclosure by you in violation of this paragraph, and (vii) the information contained in Annex A and Annex B hereto to Moody’s and S&P in connection with obtaining ratings after your acceptance hereof. The requirements of this paragraph shall terminate on the date that is the earlier of (i) two years after the date of execution of this Commitment Letter and (ii) the Closing Date, at which time any confidentiality undertaking in the Credit Documentation shall supersede the provisions of this paragraph.

Each Commitment Party shall use all confidential information received by it in connection with the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or regulation or as requested or demanded by a governmental authority (in which case such Commitment Party, to the extent practicable and permitted by law and except with respect to any audit or examination conducted by bank accountants or any governmental bank authority exercising examination or regulatory authority, agrees to inform you promptly thereof), (b) to the extent that such information becomes publicly available other than by reason of disclosure by such Commitment Party in violation of this paragraph, (c) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you or the Borrowers, (d) to the extent that such information is independently developed by such Commitment Party, (e) to such Commitment Party’s affiliates and to such Commitment Party’s and its affiliates respective directors, officers, shareholders, partners, employees, legal counsel, consultants, advisors, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information and are bound to maintain the confidentiality of such information, (f) to prospective Lenders, participants or assignees or any potential counterparty (or its advisors) to any swap or derivative transaction relating to Holdings, a Borrower or any of their respective subsidiaries or any of their respective obligations, in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), (g) for purposes of establishing a “due diligence” defense or a defense against a claim that a Commitment Party has breached its confidentiality obligations or (h) to ratings agencies. The requirements of this paragraph shall terminate on the date that is the earlier of (i) two years after the date of execution of this Commitment Letter and (ii) the Closing Date, at which time any confidentiality undertaking in the Credit Documentation shall supersede the provisions of this paragraph.

7. Assignments.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), except that, upon written notice to us, you may assign any of your rights and delegate any of your obligations hereunder to any Borrower. This Commitment Letter and the commitments and undertakings hereunder are solely for your benefit, and only you may rely thereon. The Commitment Letter is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and any Indemnified Parties). In no event shall any Commitment Party have any obligation to any third party with respect to any provision of the Commitment Documents. Each Commitment Party may assign its commitment hereunder, in whole or in part, to any of its affiliates or to any Lender; provided that such Commitment Party shall not be released from the portion of its commitment hereunder so assigned to the extent such assignee fails to fund the portion of the commitment assigned to it on the Closing Date notwithstanding the satisfaction or waiver of the conditions to such funding set forth herein.

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8. Absence of Fiduciary Relationship; Affiliates; Etc.

As you know, each Commitment Party and its affiliates (collectively, the “Arranger Group”) together comprise a full service financial services firm engaged, either directly or through affiliates, in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, each Arranger Group may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and/or instruments. Such investments and other activities may involve securities and instruments of you or a Borrower, as well as of other entities and persons and their affiliates that may (i) be involved in transactions arising from or relating to the engagement contemplated by this Commitment Letter, (ii) be customers or competitors of you or a Borrower, or (iii) have other relationships with you or a Borrower. In addition, any Arranger Group may provide investment banking, underwriting and/or financial advisory services to such other entities and persons. Any Arranger Group may also co-invest with, make direct investments in, and/or invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Borrowers or such other entities. The transactions contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities and instruments referred to in this paragraph. Although an Arranger Group in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons that may be the subject of the transactions contemplated by this Commitment Letter, no Arranger Group shall have any obligation to disclose such information, or the fact that such Arranger Group is in possession of such information, to you or the Borrowers or to use such information on your or a Borrower’s behalf.

Consistent with each Arranger Group’s policies to hold in confidence the affairs of its customers, no Arranger Group will furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers. Furthermore, you acknowledge that no Arranger Group or any of its affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

Each Arranger Group may have economic interests that conflict with those of you, your equity holders and/or your affiliates. You agree that each Commitment Party will act under this Commitment Letter as an independent contractor and that nothing in the Commitment Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between a Commitment Party and you, your equity holders or your affiliates. You acknowledge and agree that the transactions contemplated by the Commitment Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between each applicable Commitment Party, on the one hand, and you and your affiliates, on the other, and in connection therewith and with the process leading thereto, (i) no Commitment Party has assumed any advisory or fiduciary responsibility in favor of you, your equity holders or your affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether

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such Commitment Party or any of its affiliates has advised, is currently advising or will advise you, your equity holders or your affiliates on other matters) or any other obligation to you, your equity holders or your affiliates or any other person except the obligations expressly set forth in the Commitment Documents and (ii) each Commitment Party is acting solely as a principal and not as the agent or fiduciary of you, your equity holders, management, affiliates, creditors or any other person. You acknowledge and agree that you have consulted your own legal and financial advisors to the extent you deem appropriate and that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that a Commitment Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with such transactions or the process leading thereto. In addition, any Commitment Party may employ the services of their affiliates in providing services and/or performing their obligations hereunder and may exchange with such affiliates information concerning you, the Borrowers, the Acquired Business and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to such Commitment Party hereunder.

In addition, you and the Borrowers each acknowledges and agrees that no Commitment Party is advising you or the Borrowers as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You and the Borrowers shall consult with your and their own advisors concerning such matters and shall be responsible for making your and its own independent investigation and appraisal of the transactions contemplated hereby, and neither Commitment Parties shall have any responsibility or liability to you or the Borrowers with respect thereto. Any review by any Commitment Party of Holdings or the Borrowers, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of such Commitment Party and its affiliates and shall not be on behalf of you or the Borrowers. Notwithstanding anything herein to the contrary, you and the Borrowers (and each employee, representative or other agent of you or a Borrower) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Revolving Credit Facility and all materials of any kind (including opinions or other tax analyses) that are provided to you or a Borrower relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.

9. Miscellaneous.

By executing this Commitment Letter, you acknowledge that the Commitment Documents, taken together, are the only agreement between you and us with respect to the Revolving Credit Facility and set forth our entire understanding with respect thereto. The Commitment Documents may be changed only by a writing signed by each of the parties thereto. This Commitment Letter may be executed in counterparts and by different parties on separate counterpart signature pages, each of which constitutes an original and all of which taken together constitute one and the same agreement. Delivery of a counterpart hereof by facsimile transmission or electronic transmission (in .pdf format) shall be effective as delivery of a manually executed and delivered counterpart hereof. The Commitment Documents be in the form of an Electronic Record (as defined herein) and may be executed using Electronic Signatures (as defined herein) (including, without

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limitation, facsimile and .pdf) and shall be considered an original, and shall have the same legal effect, validity and enforceability as a paper record. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by us of a manually signed paper communication which has been converted into electronic form (such as scanned into .pdf format), or an electronically signed communication converted into another format, for transmission, delivery and/or retention. Notwithstanding anything contained herein to the contrary, no Commitment Party is under any obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by such Commitment Party pursuant to procedures approved by it; provided that, without limiting the foregoing, (a) to the extent such Commitment Party has agreed to accept such Electronic Signature, such Commitment Party shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the Borrower without further verification and (b) upon the request of such Commitment Party, any Electronic Signature shall be promptly followed by a manually executed, original counterpart. “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

The Commitment Documents set out the entire agreement between you and the parties as to the arranging and underwriting of the Revolving Credit Facility and the managing and syndicating of the Revolving Credit Facility and supersede any prior oral and/or written understanding or arrangement relating to the Revolving Credit Facility.

The provisions set forth under Sections 3 (Syndication), 4 (Information), 6 (Indemnification and Related Matters), 6 (Confidentiality), 7 (Assignments) and 8 (Absence of Fiduciary Relationship; Affiliates; Etc.) hereof and this Section 9 (Miscellaneous) hereof will remain in full force and effect regardless of whether definitive Credit Documentation is executed and delivered; provided that the provisions of Sections 3 and 4 shall automatically terminate on the expiration of the Syndication Period. The provisions set forth under Sections 5, 6, 7 and 8 hereof and this Section 9 will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or the Commitment Parties’ commitments and agreements hereunder.

Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the funding of the Revolving Credit Facility is subject only to the conditions precedent as provided herein, and (ii) the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) of the parties thereto with respect to the subject matter set forth therein.

The Commitment Documents and any claim, controversy or dispute arising thereunder or related thereto (whether based upon contract, tort or otherwise) shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of law principles thereof; provided, however, that that (i) the determination of the accuracy of any Specified Acquisition Representation and whether as a result of any inaccuracy thereof you (or your applicable affiliate) have the right to terminate your or its obligations pursuant to the Acquisition Agreement or otherwise decline to consummate the

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Acquisition pursuant to the Acquisition Agreement as a result of a breach of such representations and warranties in the Acquisition Agreement, (ii) the interpretation of whether a Company Material Adverse Effect (as defined in the Annex B) has occurred and (iii) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement shall, in each case, be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. You consent to the exclusive jurisdiction and venue of any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to the Commitment Documents or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the Federal Court of the United States of America sitting in the Borough of Manhattan or any state court located in the City and County of New York. You and we irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the transactions described herein, the Commitment Documents or the performance of services hereunder.

Each Commitment Party hereby notifies you that pursuant to the requirements of the U.S.A. PATRIOT ACT (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (as amended and reauthorized, the “Patriot Act”) and 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), it and each of the Lenders may be required (x) to obtain, verify and record information that identifies you the Borrowers and the Guarantors (as defined in Annex A), which information may include the name, address, tax identification number and other information regarding you, the Borrowers and Guarantors that will allow each Lead Arranger and each of the Lenders to identify such person in accordance with the Patriot Act and (y) obtain a certification regarding beneficial ownership (a “Beneficial Ownership Certification”) from you, the Borrowers and each guarantor, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loans Syndications and Trading Association and Securities Industry and Financial Markets Association. This notice is given in accordance with the requirements of the Patriot Act and is effective for each Lead Arranger and each of the Lenders.

The commitment of each Initial Lender (and any of its affiliates) to extend credit and any undertaking of Bank of Montreal as the Administrative Agent or of each Lead Arranger to perform any services hereunder shall terminate upon the earliest to occur of: (a) the consummation of the Acquisition with or without the funding of the Revolving Credit Facility (but without excusing any breach of this Commitment Letter if any of the Commitment Parties refuse to fund any of the Revolving Credit Facility); (b) the termination of the Acquisition Agreement and (c) the earlier of (x) the termination date set forth in the Acquisition Agreement and (y) September 8, 2023, in each case unless the closing of the Revolving Credit Facility has been consummated on or before such date on the terms and subject to the conditions contained herein.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter on or before 5:00 p.m. (New York time) on January 9, 2023, whereupon the Commitment Documents will become binding agreements between us. If the Commitment Documents have not been signed and returned as described in the preceding sentence by such date, this offer will terminate on such date.

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We are pleased to offer the Revolving Credit Facility to you and are prepared to devote the necessary resources to this transaction to ensure an expeditious closing.

Very truly yours,

BANK OF MONTREAL

By:	/s/ Katie Jones
Name:	Katie Jones
Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Katie Jones
Name:	Katie Jones
Title:	Managing Director

[Signature Page to Project Pinnacle Commitment Letter]

ROYAL BANK OF CANADA

By:	/s/ Christopher Brown
Name:	Christopher Brown
Title:	Head of Syndicated & Leveraged
Finance Canada

[Signature Page to Project Pinnacle Commitment Letter]

Accepted and agreed to this 8th day of January, 2023

NUVEI CORPORATION

By	/s/ David Schwartz
Name:	David Schwartz
Title:	Chief Financial Officer

[Signature Page to Project Pinnacle Commitment Letter]

EXECUTION VERSION

ANNEX

A PROJECT PINNACLE

SUMMARY OF THE REVOLVING CREDIT FACILITY

This Summary outlines certain terms of the Revolving Credit Facility referred to in the Commitment Letter, of which this Annex A is a part. Certain capitalized terms used herein are defined in the Commitment Letter or, if not defined therein, in the Existing Credit Agreement (as defined below).

TRANSACTION PARTIES

Borrowers:	Nuvei Technologies Corp., a corporation constituted in accordance with the laws of Canada (the “Canadian Borrower”), Pivotal Refi LP, a Delaware limited partnership (“Nuvei LP”), Nuvei Technologies Inc., a Delaware corporation (“Nuvei Technologies” and together with Nuvei LP, collectively the “U.S. Borrower” and, collectively with the Canadian Borrower, the “Borrowers” and each a “Borrower”).

Guarantors:	All obligations of each Borrower and any Guarantor under the Revolving Credit Facility will be unconditionally guaranteed on a senior secured first lien basis pari passu with the obligations under the Existing Credit Agreement (the “Guaranty”) by Nuvei Corporation, a corporation constituted in accordance with the laws of Canada (“Holdings”) and each of the subsidiaries of Holdings, including, for the avoidance of doubt, MergerCo (as defined in Annex B), that is or is required to become a guarantor under the Existing Credit Agreement as in effect on the Closing Date (collectively the “Guarantors”; the Borrowers and the Guarantors, collectively, the “Loan Parties”).

Lead Arrangers:	BMO Capital Markets (“BMOCM”) and RBC Capital Markets[1] (“RBCCM”) will act as joint lead arrangers and joint bookrunners for the Revolving Credit Facility (in such capacities, the “Lead Arrangers”).

Administrative Agent and Collateral Agent:	Bank of Montreal (“Bank of Montreal”) will act as the sole and exclusive administrative agent and collateral agent for the Lenders (in such capacities, the “Administrative Agent”) under the Revolving Credit Facility.

Lenders	A syndicate of financial institutions and other lenders, including Bank of Montreal and Royal Bank of Canada or, in each case, an affiliate thereof (each, a “Lender” and, collectively, the “Lenders”), but excluding Disqualified Institutions (as defined in the Existing Credit Agreement, provided that the reference therein to “July 31, 2018” shall be deemed to refer to the date of the Commitment Letter), selected by the Lead Arrangers and consented to by the Borrowers (which consent shall not be unreasonably withheld, conditioned or delayed).

1	RBC Capital Markets is the brand name for the capital markets activities of Royal Bank of Canada.

REVOLVING CREDIT FACILITY

Type and Amount:	A $600.0 million senior secured pari passu reducing revolving credit facility (the “Revolving Credit Facility”, and the commitments thereunder, the “Revolving Commitments”, and the loans issued thereunder, the “Revolving Loans” or the “Loans”) having the terms set forth herein.

The Revolving Commitments will only be available to the Borrowers in U.S. dollars.

Availability:	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date, subject to the limitations set forth under “Use of Proceeds” below, and ending on September 28, 2025 (the “Revolving Termination Date”).

Maturity and Commitment Reductions:	The Revolving Commitments shall terminate and the Revolving Loans will mature on the Revolving Termination Date.

Commencing on the last day of the first full fiscal quarter ended after the Closing Date, the Revolving Commitments will automatically be reduced in equal quarterly amounts in an aggregate annual amount equal to 5.00% of the principal amount of the Revolving Commitments outstanding on the Closing Date. If, as a result of any such reduction, the Revolving Loans exceed the Revolving Commitments, the Borrowers shall be required to repay the Revolving Loans in an amount equal to such excess.

Use of Proceeds:	The proceeds of up to $600.0 million of Revolving Loans on the Closing Date will be used (together with the proceeds of (x) up to $285.0 million of revolving loans borrowed under the Existing Credit Agreement and (y) cash on hand of Holdings and its subsidiaries and of the company identified by Holdings to the Lead Arrangers as “Pinnacle” (the “Target”), collectively, in an aggregate amount of not less than the remaining cash consideration balance required to consummate the Acquisition on the Closing Date) to:

(i) to pay a portion of the purchase price for the acquisition of the Target (the “Acquisition”); and

(ii) to pay certain fees, costs and expenses (the “Transaction Costs”) incurred in connection with the Transactions.

The proceeds of the Revolving Loans may be used after the Closing Date to finance working capital needs and other general corporate purposes (including capital expenditures, acquisitions and investments, working capital and/or purchase price adjustments (including in connection with the Acquisition), restricted payments, restricted debt payments and related fees and expenses) and for any other purpose not prohibited by the Credit Documentation.

Incremental Facilities:	None.

Refinancing Facility:	The Credit Documentation will provide for customary refinancing facilities (“Refinancing Facilities”) consistent with the Documentation Considerations.

CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I hereto.

Optional Prepayments and Commitment Reductions:	Loans may be prepaid and commitments may be reduced, in whole or in part, without premium or penalty, in minimum amounts consistent with the Documentation Considerations, at the option of the Borrowers at any time upon same day notice (or, in the case of a prepayment of SOFR Loans (as defined in Annex I hereto), 3 U.S. Government Securities Business Days (to be defined in the Credit Documentation) prior notice), subject to reimbursement of the Lenders’ actual redeployment costs (but not lost profits) in the case of a prepayment of SOFR Loans prior to the last day of the relevant interest period. Optional prepayments of the Revolving Loans and the installments thereof as directed by the Borrowers (or in the absence of direction from the Borrowers, in the direct order of maturity); provided that, all Revolving Loans shall be repaid on a pro rata basis.

Mandatory Prepayments:	The following amounts shall be applied to prepay the Revolving Loans on a pro rata basis, in each case with carve-outs and exceptions consistent with the Documentation Considerations:

(a) 100% of the net cash proceeds of any incurrence by the Borrowers or any of their Restricted Subsidiaries of indebtedness that is (i) not permitted under the Credit Documentation or (ii) incurred pursuant to a Refinancing Facility to refinance or replace the Revolving Credit Facility;

(b) 100% of the net cash proceeds of any sale or other disposition of assets or as a result of casualty or condemnation received by the Borrowers or any of their Restricted Subsidiaries, in each case upon terms and subject to exceptions and limitations consistent with the Documentation Considerations as if the Credit Documentation constituted Other Applicable Indebtedness (as defined in the Existing Credit Agreement); and

(c) the percentage of Excess Cash Flow (as defined in the Existing Credit Agreement, subject to the Documentation Considerations) consistent with, and subject to the exceptions and limitations in, the Documentation Considerations as if the Credit Documentation constituted Other Applicable Indebtedness.

Any Lender (each a “Declining Lender”) may elect not to accept any mandatory prepayment, but in the case of clause (a) above, solely to the extent the relevant prepayment does not represent a refinancing of the Revolving Credit Facility. Any prepayment amount declined by a Declining Lender (such declined payment, the “Declined Proceeds”) will be an addition to the Available Basket.

Any mandatory prepayment of the Loans of any Lender pursuant to clauses (a), (b) or (c) above shall be accompanied by a dollar-for-dollar reduction of the Revolving Commitments of such Lender.

The Revolving Loans shall also be prepaid to the extent the aggregate principal amount thereof exceed the Revolving Commitments.

Collateral:	Subject to the Documentation Considerations, the obligations of the Loan Parties shall be secured by a perfected first-priority security interest in substantially all of the Loan Parties’ assets (including a pledge of the capital stock of the Borrowers owned by Holdings or another Borrower and a pledge of the capital stock of each Loan Party’s direct and indirect subsidiaries (the “Collateral”), in each case subject to permitted liens and other exceptions to be set forth in the Credit Documentation and no more favorable to the Lenders than those in the Existing Credit Agreement.

The obligations of the Loan Parties with respect to the Revolving Credit Facility (and other indebtedness permitted to be secured by pari passu liens on the Collateral) will have liens on the Collateral ranking equally with the liens securing the Existing Credit Agreement.

Intercreditor Agreement:	On the Closing Date, the Administrative Agent, on its own behalf and on behalf of the Lenders, and the Collateral Agent under the Existing Credit Agreement (the “Existing Collateral Agent”), on its own behalf and on behalf of the Secured Parties (as defined in the Existing Credit Agreement) and the holders of future obligations that are permitted to share liens on the Collateral equally and ratably with the Revolving Credit Facility, will enter into a pari passu intercreditor agreement (the “Intercreditor Agreement”) that will be in substantially the form of Exhibit E-1 to the Existing Credit Agreement.

CERTAIN CONDITIONS

Initial Conditions:	The availability of the Revolving Commitments, and the initial funding of any Revolving Loans that will be funded on or after the Closing Date, will be subject only to the conditions precedent referred to in Section 2 of the Commitment Letter and the conditions precedent listed on Annex B attached to the Commitment Letter. (the date upon which all such conditions precedent shall be satisfied and the funding under the Revolving Credit Facility shall take place, the “Closing Date”).

Conditions to Borrowings after the Closing Date:	The making of each Revolving Loan after the Closing Date shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties (or in all respects to the extent that any representation and warranty is qualified by materiality or material adverse effect) in the Credit Documentation as of the date of the relevant extension of credit, except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be required to be accurate in all material respects as of such earlier date, (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit, (c) delivery of a customary borrowing notice and (d) Liquidity (to be defined as cash and cash equivalents of Holdings and its subsidiaries and undrawn amounts under all Indebtedness or Holdings and its subsidiaries) being equal to zero and pro forma compliance with the Financial Covenants and a Total Leverage Ratio of not more than 2.50:1.00.

Post-Closing Conditions:	To be agreed between the Borrowers and Administrative Agent but in any event to include a post-closing requirement for the Target and its subsidiaries to guarantee the obligations of the Borrower, and to grant a pari passu first lien security interest to the Administrative Agent, on behalf of the Lenders, which requirement will be identical to the equivalent obligation under the Existing Credit Agreement, in each case of the foregoing to the extent that such requirement was not satisfied on or before the Closing Date in accordance with the Term Sheet, as modified by the Certain Funds Provision.
DOCUMENTATION

Credit Documentation:	The definitive financing documentation for the Revolving Credit Facility, including the Intercreditor Agreement (the “Credit Documentation”), shall contain the terms and conditions set forth in this Term Sheet and such other terms as the Borrowers and the Lead Arrangers may agree; it being understood and agreed that the Credit Documentation shall be based upon and, except to the extent otherwise specified herein, necessary to give due regard to the nature of the Revolving Credit Facility and any new or updated agency and administrative requirements of the Administrative Agent or agreed by the Borrowers and the Lead Arrangers, substantially identical to the Amended and Restated Credit Agreement, dated as of June 18, 2021 (as further amended from time to time prior to the Closing Date, the “Existing Credit Agreement”), among Holdings, the Canadian Borrower, the U.S. Borrowers, the Lenders party thereto (the “Existing Lenders”) and Bank of Montreal, in its capacities as administrative agent and collateral agent (this clause, the “Documentation Considerations”).

Representations and Warranties:	Subject to the Documentation Considerations, substantially the same as the Existing Credit Agreement, including as to materiality thresholds.

Affirmative Covenants:	Subject to the Documentation Considerations, substantially the same as the Existing Credit Agreement, including as to time periods and thresholds.

Financial Covenants:	The Financial Covenants shall be limited to a maximum Total Leverage Ratio (as defined in the Existing Credit Agreement) covenant and a minimum Interest Coverage Ratio (as defined below) (the “Financial Covenants”).

The Financial Covenants shall be tested only on the last day of any fiscal quarter (or, in the case of the fourth fiscal quarter, on the last day of the relevant fiscal year) of the Borrowers (with measurement to commence, if applicable, as of the last day of the first full fiscal quarter after the Closing Date).

The maximum Total Leverage Ratio covenant shall be, initially, 4.50:1.00 with step-downs to 4.25:1.00 on September 30, 2023, 4.00:1.00 on March 31, 2024, 3.75:1.00 on September 30, 2024, and 3.50:1.00 on March 31, 2025, and thereafter (the “Maximum Total Leverage Ratio”); provided that during any Specified Exception Period (as defined below), the Maximum Total Leverage Ratio shall be increased by 0.50:1.00; provided that in no event shall the Maximum Total Leverage Ratio exceed 4.50:1.00. The Borrowers shall be permitted, in connection with a Permitted Acquisition, to elect to take a specified exception to the Maximum Total Leverage Ratio (a “Specified Exception”), to be effective commencing on the date of consummation of the relevant Permitted Acquisition and terminating on the earlier of (i) the last day of the fourth full fiscal quarter occurring after such consummation and (ii) the date on which the Borrowers deliver written notice to terminate such Specified Exception; provided that the Borrowers may rescind such notice pursuant to this clause (ii) prior to the dates set forth in clause (i) above (such effective period, the “Specified Exception Period”); provided, further, that no more than two Specified Exceptions may be made during the term of the Revolving Credit Facility.

The minimum Interest Coverage Ratio (defined as the ratio of Consolidated EBITDA (as defined in the Existing Credit Agreement) to Consolidated Cash Interest Expense (as defined below) shall be 2.50:1.00 (the “Minimum Interest Coverage Ratio”). For the purpose of the Minimum Interest Coverage Ratio:

“Consolidated Cash Interest Expense” means, for any period, Consolidated Interest Expense (as defined in the Existing Credit Agreement) for such period but only to the extent such Consolidated Interest Expense is paid or currently payable in cash in such period, other than (without duplication and to the extent, but only to the extent, included in the determination of Consolidated Interest Expense for such period in accordance with GAAP and paid in cash for such period): (i) amortization of debt discount and debt issuance commission, fees and expenses, (ii) any fees (including underwriting fees) and out-of-pocket expenses paid in connection with the consummation of the Transactions, any Permitted Acquisitions or any other debt issuance permitted hereunder, (iii) any agent or collateral monitoring fees, letter of credit fees, commitment fees (other than the Revolving Facility Commitment Fee and unused commitment fees under the Existing Credit Agreement) and other periodic bank fees, (iv) accretion or accrual of discounted liabilities other than Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition and (vi) any costs of surety bonds in connection with financing activities.

For purposes of the Credit Documentation, any obligation of a person under a lease that is not (or would not be) required to be classified and accounted for as a capitalized lease on a balance sheet of such person under GAAP prior to the effectiveness of Financial Accounting Standards Board (FASB) Standard ASC 842 (Leases) shall not be treated as a capitalized lease and shall continue to be treated as an operating lease.

For purposes of determining compliance with the Financial Covenants and the other provisions of the Financing Documentation affected by such compliance, the cash proceeds of a sale of, or contribution to, equity (which equity shall be Permitted Equity of the Borrowers) of the Borrowers during any fiscal quarter and on or prior to the day that is 15 business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrowers, be included in the calculation of Consolidated EBITDA for purposes of determining compliance with the Financial Covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of Consolidated EBITDA, a “ Specified Equity Contribution”); provided, that (a) in each four consecutive fiscal quarter period, there shall be no more than 2 fiscal quarters (which may be consecutive) in which a Specified Equity Contribution is made, (b) no more than 5 Specified Equity Contributions may be made in the aggregate, (c) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrowers to be in pro forma compliance with the Financial Covenants, (d) any Specified Equity Contribution shall be counted as Consolidated EBITDA solely for purposes of determining compliance with the

Financial Covenants and, except as described in clause (e) below, shall not be included for any other purpose during any fiscal quarter in which the pro forma adjustment applies and (e) there shall be no pro forma or other reduction of the amount of indebtedness (including by way of netting of cash) with the proceeds of any Specified Equity Contribution for purposes of determining compliance with the Financial Covenants for the fiscal quarter in respect of which such Specified Equity Contribution was made (other than, with respect to any future period including such fiscal quarter, with respect to any portion of such Specified Equity Contribution that is actually applied to repay any indebtedness).

Negative Covenants:	Subject to the Documentation Considerations, substantially the same as the Existing Credit Agreement, including as to baskets, incurrence tests and thresholds.

Unrestricted Subsidiaries:	Subject to the Documentation Considerations, the Credit Documentation will contain provisions substantially the same as the Existing Credit Agreement pursuant to which the Borrowers will be permitted to designate (or re-designate) any existing or subsequently acquired or organized Restricted Subsidiary as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and designate (or re-designate) any such Unrestricted Subsidiary as a Restricted Subsidiary; provided, in each case, that an equivalent designation is made under the Existing Credit Agreement.

Events of Default:	Subject to the Documentation Considerations, substantially the same as the Existing Credit Agreement, including as to thresholds and cure periods.

Notwithstanding the foregoing, no breach of the Financial Covenants may result in an event of default until the date that is 15 business days after the day on which financial statements are required to be delivered for the relevant fiscal quarter if, the Borrowers then have a right to receive a Specified Equity Contribution; provided, that no such event of default shall have occurred if the Borrowers have delivered a notice of intent to cure within such 15 business day period unless the relevant Specified Equity Contribution has not been made within 15 business days of the date on which the relevant financial statements were required to be delivered; provided further that no Lender shall be required to make any Loan from and after the time the Administrative Agent has received such notice of intent to cure unless and until the relevant Specified Equity Contribution is actually made.

Voting:	Amendments and waivers of the Credit Documentation will require the approval of Lenders (that are non-defaulting Lenders) holding more than 50% of the aggregate amount of the Revolving Commitments (the “Required Lenders”), except that:

(a) the consent of each Lender directly and adversely affected thereby (but not the Required Lenders) shall be required with respect to:

(i) reductions in the principal amount of any Loan owed to such Lender,

(ii) extensions of the final maturity of any Loan, owed to such Lenders or the due date of any interest or fee payment owed to such Lender (in each case, other than extensions for administrative convenience as agreed by the Administrative Agent),

(iii) reductions in the rate of interest (other than a waiver of default interest) or the amount of any fees owed to such Lender (it being understood that any change in the definitions of any ratio used in the calculation of such rate of interest or fees (or the component definitions) shall not constitute a reduction in any rate of interest or fees),

(iv) increases in the amount of such Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an increase of any commitment of any Lender),

(v) extensions of the expiry date or scheduled reduction date of such Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an extension of any commitment of any Lender),

(vi) any modification to the priority of payments or pro rata sharing of payments provisions (including any component definition thereof), except as otherwise provided in the Credit Documentation, or

(vii) any modification that would contractually subordinate the obligations under the Revolving Credit Facility (including the Guaranty) in right of payment to any other indebtedness or contractually subordinate the liens on all or substantially all of the Collateral securing the Revolving Credit Facility to liens securing other indebtedness.

(b) the consent of 100% of the Lenders shall be required with respect to:

(i) reductions of any of the voting percentages set forth in the definition of “Required Lenders”,

(ii) releases of all or substantially all of the Collateral (other than in accordance with the Credit Documentation), and

(iii) releases of all or substantially all of the value of the Guaranty (other than in accordance with the Credit Documentation), and

(c) the consent of the Administrative Agent (but not the Required Lenders or any other Lender or group of Lenders) will be required to effectuate any amendment to the Credit Documentation that adds one or more provisions to the Credit Documentation that are, in the reasonable judgment of the Administrative Agent, more favorable to the Lenders (including in connection with any Refinancing Facility).

The Credit Documentation will contain provisions to permit the amendment and extension and/or replacement of the Revolving Credit Facility, which may be provided by existing Lenders or other persons who become Lenders in connection therewith, in each case without the consent of any other Lender.

The Credit Documentation shall contain provisions allowing the Borrowers to replace a Lender or terminate the commitment of a Lender and prepay such Lender’s outstanding Loans under the Revolving Credit Facility (as the Borrowers shall elect) in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby (so long as the Required Lenders or a majority of the relevant group of affected Lenders, as the case may be, consent), increased costs, taxes, etc. and “defaulting” or insolvent Lenders.

Notwithstanding the foregoing, certain amendments and waivers of the Credit Documentation that affect solely the Lenders under a particular facility, class or tranche and not directly and adversely affect any other Lender (including waiver or modification of conditions to extensions of credit under the Revolving Credit Facility, pricing or other modifications) will, as agreed upon, require only the consent of Lenders holding more than 50% (or, with respect to amendments and waivers relating to pricing, scheduled commitment reductions, maturity, subordination, release of all or substantially all of the Collateral or of the Guaranty and reductions of the voting percentages set forth in any relevant definitions, 100%) of the aggregate commitments or loans, as applicable, under such facility, class or tranche and no other consents or approvals shall be required.

In addition, if the Administrative Agent and the Borrowers have jointly identified a clear mistake, obvious error or any error or omission of a technical nature in the Credit Documentation, then the Administrative Agent and the Borrowers shall be permitted to amend such provision without any further action or consent of any other party.

Defaulting Lenders:	The Credit Documentation shall contain customary limitations on and protections with respect to “defaulting” Lenders consistent with the Documentation Considerations, including, but not limited to, non- payment/escrow of amounts owed to any such defaulting Lender to secure its obligations (including its obligation to fund Revolving Loans) and exclusion for purposes of voting for so long as such Lender is a “defaulting” Lender (after automatic reallocation among non-defaulting Revolving Lenders up to an amount such that the Revolving Credit Facility exposure of such non-defaulting Revolving Lenders does not exceed their Revolving Commitments).

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their Loans and commitments to any person (other than to (a) any Disqualified Institution (provided that the list of entities that are Disqualified Institutions is made available to any Lender who specifically requests a copy thereof; (provided such Lender agrees to keep such identities confidential))), (b) any natural person and (c) except as otherwise provided herein, the Borrowers or any affiliate thereof) with the consent of (i) the Borrowers (not to be unreasonably withheld, conditioned or delayed); provided that the Borrowers may withhold their consent to any assignment to any person (other than an Affiliate of a Company Competitor that is a Bona Fide Debt Fund) that is not a “Disqualified Institution” but is known by the Borrowers to be an affiliate of a Disqualified Institution regardless of whether such person is identifiable as an affiliate of a Disqualified Institution on the basis of such affiliate’s name)); provided that the Borrowers shall be deemed to have consented to any assignment unless it has objected thereto by delivering written notice to the Administrative Agent within 10 business days after receipt of a request for consent thereto and (ii) the Administrative Agent (not to be unreasonably withheld, conditioned or delayed), unless such assignment is to a Lender, an affiliate of a Lender or an Approved Fund. Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an Approved Fund), the minimum assignment amount shall be $5.0 million in the case of loans and/or commitments under the Revolving Credit Facility, in each case unless otherwise agreed by the Borrowers and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent) in connection with all assignments.

The Lenders shall also have the right to sell participations in their Loans to other persons (other than any Disqualified Institutions (provided that the list of entities that are Disqualified Institutions is made available to any Lender who specifically requests a copy thereof; (provided such Lender agrees to keep such list confidential))). Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions subject to customary limitations and restrictions. Voting rights of participants shall be limited to those matters set forth in clauses (a) and (b) of the first paragraph under “Voting” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required.

Pledges of Loans in accordance with applicable law shall be permitted without restriction other than to Disqualified Institutions.

No Lender may at any time enter into a total return swap, total rate of return swap, credit default swap or other derivative instrument under which any obligation of the Borrowers is a reference obligation with any counterparty that is a Disqualified Institution.

Any assignment or participation by a Lender without the consent of the Borrowers to a Disqualified Institution or, to the extent the consent of the Borrowers is required under the terms of the Credit Documentation and such consent is not otherwise obtained, to any other person, shall be null and void, and the Borrowers shall be entitled to (a) seek specific performance to unwind any such assignment or participation and/or (b) exercise any other remedy set forth in the Credit Documentation in addition to any other remedy available to the Borrowers at law or at equity.

Successor Administrative Agent:	Subject to the Documentation Considerations, the Credit Documentation will contain provisions substantially the same as the Existing Credit Agreement.

Yield Protection and Taxes:	Subject to the Documentation Considerations, the Credit Documentation will contain provisions substantially the same as the Existing Credit Agreement.

Expenses and Indemnification:	Subject to the Documentation Considerations, the Credit Documentation will contain provisions substantially the same as the Existing Credit Agreement.

Governing Law and Forum:	The State of New York.

Counsel to BMOCM and Bank of Montreal, as Lead Arranger and Administrative Agent:	Jones Day

Annex I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The applicable Borrowers may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR (as defined below), plus the Applicable Margin (as defined below) or (b) Adjusted Term SOFR (as defined below), plus the Applicable Margin. Adjusted Term SOFR Rate advances will be available for periods of one, three or six months.

As used herein:

“Applicable Margin” means, (i) initially, 3.00% for SOFR Loans and 2.00% for ABR Loans, and (ii) from and after the second full fiscal quarter ending after the Closing Date, the
Applicable Margins set forth below:

First Lien Net Leverage	Applicable Margin for SOFR Loans	Applicable Margin for ABR Loans
Greater than 3.00:1.00	3.25%	2.25%
Less than or equal to 3.00:1.00 and greater than 2.50:1.00	3.00%	2.00%
Less than or equal to 2.50:1.00 and greater than 2.00:1.00	2.75%	1.75%
Less than or equal to 2.00:1.00	2.50%	1.50%

“ABR” means the highest of (a) the rate of interest publicly announced by the Administrative
Agent as its “prime rate,” (the “Prime Rate”) with the understanding that the “prime rate” is one of the Administrative Agent’s base rates (not necessarily the lowest of such rates) and serves as the basis

A-Annex I-1

upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as the Administrative Agent may designate (b) the federal funds effective rate from time to time plus 0.50% per annum, (c) Adjusted Term SOFR, calculated for such day for an Interest Period of one month plus 1.00% per annum and (d) 1.00% per annum.

“ABR Loans” means Loans bearing interest based upon the ABR. ABR Loans will be made available on same day notice.

“Adjusted Term SOFR”, as used herein, means, with respect to any tenor, the per annum rate equal to the sum of (i) Term SOFR plus (ii) 0.10% (10 basis points); provided that in no event shall the Adjusted Term SOFR floor be less than zero. Adjusted Term SOFR shall be subject to benchmark successor provisions reasonably acceptable to the Administrative Agent and the Borrowers.

“SOFR Loans” means bearing interest based upon the Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “ABR”.

“Term SOFR” means, for the applicable tenor, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days (to be defined in the Credit Documentation) prior to (a) in the case of SOFR Loans, the first day of such applicable interest period, or (b) with respect to ABR, such day of determination of the ABR, in each case as such rate is published by the Term SOFR administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR administrator and a benchmark replacement date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Reference Rate ” means the per annum forward-looking term rate based on a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York) or a successor administrator of the secured overnight financing rate).

A-Annex I-2

Interest Payment Dates:

In the case of ABR Loans, quarterly in arrears.

In the case of SOFR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period.

Revolving Facility Commitment Fee:	The Borrowers shall pay a commitment fee (the “Revolving Facility Commitment Fee”) of 0.50% per annum on the average daily unused portion of the commitments of non-defaulting Revolving Lenders, payable quarterly in arrears, commencing with the last business day of the first full fiscal quarter following the Closing Date.

Default Rate:	At any time when a payment event of default (with respect to any principal, interest, premium or fees) or bankruptcy event of default under the Revolving Credit Facility exists, the relevant overdue amounts shall bear interest, to the fullest extent permitted by law, at (i) in the case of principal or interest, 2.00% per annum above the rate then borne by (in the case of principal) such borrowings or (in the case of interest) the borrowings to which such overdue amount relates or (ii) in the case of premium or fees, 2.00% per annum in excess of the rate otherwise applicable to Revolving Loans maintained as ABR Loans from time to time.

Rate and Fee Basis:	Interest on Adjusted Term SOFR Rate borrowings is calculated on an actual/360 day basis and is payable on the last day of each interest period and with respect to interest periods in excess of 3 months, also, at the end of each three month period during such interest period. All other per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest payable on which is then based on the Prime Rate) for actual days elapsed.

A-Annex I-3

ANNEX B

PROJECT PINNACLE

SUMMARY OF CONDITIONS PRECEDENT TO THE REVOLVING CREDIT FACILITY

This Summary of Conditions Precedent outlines certain of the conditions precedent to the Revolving Credit Facility referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter. The availability and initial funding of the Revolving Credit Facility on the Closing Date shall be subject to the satisfaction (or waiver) of the following conditions.

A.	CONDITIONS PRECEDENT TO THE REVOLVING CREDIT FACILITY

1.

Concurrent Transactions: The Acquisition shall have been consummated pursuant to the Agreement and Plan of Merger dated as of the date hereof among Nuvei Corporation, Pinnacle Merger Sub, Inc. (“MergerCo”) and the Target (the “Acquisition Agreement”) without any alteration, amendment or other change, supplement or waiver thereto, or any consent having been given, in the case of any of the foregoing in a manner which the Lead Arrangers reasonably determines would be materially adverse to the Lenders, unless consented to in writing by the Lead Arrangers, such consent not to be unreasonably withheld, delayed or conditioned, it being understood that (a) any decrease of less than 10% in the purchase price shall not be deemed to be materially adverse to the interests of the Lenders so long as such decrease is allocated pro rata to reduce the Revolving Credit Facility and the Existing Revolver Borrowings, (b) any increase in the purchase price shall not be materially adverse to the interests of the Lenders so long as such increase is not funded with indebtedness or disqualified preferred equity, (c) any modification that would have the effect of bringing forward the “inside date” under the Acquisition Agreement and (d) any modifications to the “Xerox” provisions of, or the definition of “Company Material Adverse Effect” in, the Acquisition Agreement shall be deemed to be materially adverse to the interests of the Lead Arrangers. The Specified Acquisition Representations and the Specified Representations shall be true and correct.

2.

Material Adverse Effect. Except (a) as disclosed in the reports, schedules, forms, statements and other documents filed by the Target with the SEC (as defined in the Acquisition Agreement as in effect on the date hereof) or furnished by the Target to the SEC and publicly available, in each case, pursuant to the Exchange Act (as defined in the Acquisition Agreement as in effect on the date hereof) on or after January 1, 2021 and at least one day prior to the date of the Acquisition Agreement, to the extent it is reasonably apparent that any such disclosure set forth in such documents filed by the Target with the SEC would qualify the condition set forth in this Section 2 (excluding any disclosures contained under the captions “Risk Factors,” “Quantitative and Qualitative Disclosures About Market Risk” and “Regulatory Compliance” and any disclosures set forth in any “forward-looking statements,” risk factors, disclaimer or any other disclosures that are general, predictive, cautionary or forward-looking in nature but not excluding any historical factual information contained within such statements, captions, disclaimers and other disclosures) or (b) subject to the terms of Section 9.12 of the Acquisition Agreement as in effect on the date hereof, as set forth in the corresponding section of the disclosure letter delivered by the Target to Nuvei Corporation and MergerCo on the date of the Acquisition Agreement, since December 31, 2021, there has not been any Effect (as defined in the Acquisition Agreement as in effect on the date hereof) that has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof).

3.

Financial Statements. The Lead Arrangers shall have received (i) as soon as available and in any event prior to the commencement of the primary syndication the audited consolidated balance sheets of the Target and its Subsidiaries as at the end of, and related statements of operations and cash flows of the Target and its Subsidiaries for, the three most recent fiscal years ended at least 90 days before the Closing Date; and (ii) as soon as available and in any event prior to the commencement of the primary syndication (as defined below) unaudited balance sheet and related statements of operations and cash flows of the Target for each fiscal quarter subsequent to the date of the latest financial statements delivered pursuant to clause (i) of this paragraph and ended at least 45 days prior to the Closing Date. The Lead Arrangers hereby acknowledge that (x) the public filing by Holdings or the Target with the Securities and Exchange Commission of any required audited financial statements on Form 10-K or required unaudited financial statements on Form 10-Q (or in each case, any corresponding public filing with the Canadian Securities Commissions), will satisfy the requirements under clause (i) or (ii), as applicable, of this paragraph and (y) they have received of the audited balance sheets and related statements of operations and cash flows referred to in clause (i) above for the 2019, 2020 and 2021 fiscal years.

4.	[Reserved].

5.

Performance of Obligations. All costs, fees, expenses and other compensation contemplated by the Commitment Letter and the Fee Letter to be paid to the Commitment Parties, the Administrative Agent or the Lenders shall have been paid to the extent due, and the Borrower and its affiliates shall have complied in full with its obligations under the “Flex Provisions” of the Fee Letter.

6.

Collateral and Guarantees. The Intercreditor Agreement shall have been executed by all parties thereto. Subject to the Certain Funds Provision and the provisions of the Intercreditor Agreement, (i) all required guarantees (including, for the avoidance of doubt, with respect to MergerCo) shall have been executed and delivered and be in full force and effect, and (ii) to the extent required by the Lead Arrangers, all documents and instruments required to create and perfect the security interest of the Administrative Agent in the Collateral with the required priority for the Revolving Credit Facility shall have been executed and delivered and, if applicable, be in proper form for filing, and none of the Collateral shall be subject to any other pledges, security interest or mortgages, except for liens (a) permitted under the Credit Documentation, (b) permitted to exist under the Acquisition Agreement as in effect on the Closing Date or (c) securing indebtedness to be refinanced in full and to be released concurrently with the initial funding of the Revolving Credit Facility.

7.

Customary Closing Documents. The Credit Documentation shall have been executed and delivered by the Borrower and the Guarantors and shall be (i) consistent with the Commitment Letter and (ii) contain those terms included in the Term Sheet, subject in all respects to the Certain Funds Provision, and is otherwise in form and substance consistent with the Commitment Letter (including the Documentation Considerations). Holdings shall have complied with the following customary closing conditions: (i) the delivery of legal opinions, closing certificates, secretary’s certificates, incumbency certificates, borrowing notices, and organizational documents; (ii) customary confirmation of repayment or redemption in full of, termination of all commitments in respect of, and discharge and release of all guarantees of and security for the Credit Agreement dated June 25, 2021 (as amended from time to time prior to the Closing Date) of the Acquired Business; (iii) evidence of authority; and (iv) delivery of a solvency certificate from the chief financial officer of Holdings in substantially the form of Exhibit O to the Existing Credit Agreement, as modified in accordance with the Documentation Considerations.

8.

PATRIOT Act, KYC, etc. The Lead Arrangers shall have received at least three business days prior to the Closing Date all documentation and information as is reasonably requested in writing by the Administrative Agent at least 5 business days prior to the Closing Date about Holdings and its subsidiaries after giving effect to the Transactions mutually agreed to be required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.